UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

Amendment No. 4

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

7 Days Group Holdings Limited

(Name of Issuer)

7 Days Group Holdings Limited

Keystone Lodging Holdings Limited

Keystone Lodging Company Limited

Keystone Lodging Acquisition Limited

Boquan He

Nanyan Zheng

Prototal Enterprises Limited

Fortune News International Limited

Keystone Asia Holdings Limited

Carlyle Asia Partners III, L.P.

SCC Growth 2010-Peak Holdco, Ltd.

Sequoia Capital China Growth 2010 Fund, L.P.

Sequoia Capital China Growth 2010 Partners Fund, L.P.

Sequoia Capital China Growth 2010 Principals Fund, L.P.

Happy Travel Limited

Actis LLP

Meng Ann Lim

(Name of Persons Filing Statement)

Ordinary Shares, par value $0.125 per share

American Depositary Shares, each representing three Ordinary Shares

(Title of Class of Securities)

81783J101 1

(CUSIP Number of Class of Securities)

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents three Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

Haibing Wu, Chief Financial Officer

7 Days Group Holdings Limited
5C-11 Creative Industry Zone, 397 Xin Gang Zhong Road
Guangzhou, Guangdong 510310
The People’s Republic of China

Facsimile: +86-20-8922-6707

Boquan He

Prototal Enterprises Limited

Floor 32, Metro Plaza

183-187, Tianhe Road North

Guangzhou, Guangdong 510620

The People's Republic of China

Tel: +86 20 8755 3248

Nanyan Zheng

Fortune News International Limited

c/o 7 Days Group Holdings Limited

5C-11 Creative Industry Zone, 397 Xin Gang Zhong Road
Guangzhou, Guangdong 510310
The People’s Republic of China

Tel: +86 20 8399 5777

Keystone Asia Holdings Limited

Carlyle Asia Partners III, L.P.

Suite 2801, Level 28 Two Pacific Place

88 Queensway, Hong Kong

Tel: +852 2878 7000

SCC Growth 2010-Peak Holdco, Ltd.

Sequoia Capital China Growth 2010 Fund, L.P.

Sequoia Capital China Growth 2010 Partners Fund, L.P.

Sequoia Capital China Growth 2010 Principals Fund, L.P.

Suite 2215, 22/F Two Pacific Place

88 Queensway, Hong Kong

Tel: +852 2501 8989

Happy Travel Limited

Actis LLP

2 More London Riverside

London UK SE1 2JT

Tel: +44 20 7234 5000

Meng Ann Lim

16 Collyer Quay

#29-01

Singapore 049318

Tel: +65 6416 6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

with copies to:

Baker &McKenzie 23rd Floor, One Pacific Place, 88 Queensway Hong Kong Attention: Brian Spires Facsimile: +852 2845 0476	Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, PRC Attention: Peter Huang / Daniel Dusek Facsimile: +86 (10) 6535 5577

Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Attention: Timothy M. Gardner / Karen M. Yan Facsimile: +852 2912 2600 / +86 21 6101 6001	O’Melveny & Myers LLP 37th Floor, Plaza 66, 1266 Nanjing Road West Shanghai, 200040 People’s Republic of China Attention: Kurt Berney Facsimile: +86 (21) 2307 7300

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$373,296,383	$50,918

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (A) the aggregate cash payment for the proposed per share cash payment of $4.60 for 79,831,865 outstanding ordinary shares (including shares represented by the American depositary shares) of the issuer subject to the transaction, (B) the product of 3,486,492 ordinary shares issuable under all the Company's vested options to purchase ordinary shares multiplied by $1.22 per share (which is the difference between $4.60 per share merger consideration and the weighted average exercise price of approximately $3.38 per share), and (C) the product of 1,458,273 ordinary shares issuable under all the Company's unvested options to purchase ordinary shares that will vest within one year after the completion of the transaction multiplied by $1.24 per share (which is the difference between $4.60 per share merger consideration and the weighted average exercise price of approximately $3.36 per share).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013 was calculated by multiplying the transaction value by 0.0001364.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$49,750
Form or Registration No.:	Schedule 13e-3
Filing Party:	7 Days Group Holdings Limited
Date Filed:	March 29, 2013

TABLE OF CONTENTS

ITEM 15. Additional Information	5

ITEM 16. Exhibits	5

2

INTRODUCTORY STATEMENT

This amendment No. 4 (the “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) 7 Days Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value $0.125 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares ("ADSs"), each representing three Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Keystone Lodging Holdings Limited ("Holdco"), an exempted company with limited liability incorporated in the Cayman Islands; (c) Keystone Lodging Company Limited ("Parent"), an exempted company with limited liability incorporated in the Cayman Islands; (d) Keystone Lodging Acquisition Limited ("Merger Sub"), an exempted company with limited liability incorporated in the Cayman Islands; (e) Mr. Boquan He, one of the founders and the co-chairman of the board of directors of the Company; (f) Mr. Nanyan Zheng, one of the founders and the co-chairman of the board of directors of the Company; (g) Prototal Enterprises Limited, a company incorporated in the British Virgin Islands; (h) Fortune News International Limited, a company incorporated in the British Virgin Islands; (i) Keystone Asia Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands; (j) Carlyle Asia Partners III, L.P., a Cayman Islands limited partnership ("Carlyle Asia Partners", and, together with Keystone Asia Holdings Limited, the "Carlyle Filing Persons"); (k) SCC Growth 2010-Peak Holdco, Ltd., an exempted company with limited liability incorporated in the Cayman Islands ("SC Holdings"); (l) Sequoia Capital China Growth 2010 Fund, L.P., a Cayman Islands limited partnership ("SCCG 2010 Fund"); (m) Sequoia Capital China Growth 2010 Partners Fund, L.P., a Cayman Islands limited partnership ("SCCG 2010 Partners Fund"); (n) Sequoia Capital China Growth 2010 Principals Fund, L.P., a Cayman Islands limited partnership; ("SCCG 2010 Principals Fund" and, together with SC Holdings, SCCG 2010 Fund and SCCG 2010 Partners Fund, the "Sequoia Filing Persons"); (o) Happy Travel Limited, a company incorporated in Mauritius ("Happy Travel"); (p) Actis LLP, an English limited liability partnership ("Actis" and, together with Happy Travel, the "Actis Filing Persons") and (q) Meng Ann Lim, a director of the Company and an affiliate of Actis.

3

The Transaction Statement relates to the agreement and plan of merger dated as of February 28, 2013 (the "Merger Agreement"), by and among the Company, Holdco, Parent and Merger Sub, pursuant to which the Merger Sub was merged with and into the Company with the Company continuing as the surviving corporation (the "Merger").

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this final Amendment concerning any of the Filing Persons has been provided by such Filing Person.

4

ITEM 15. Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On June 26, 2013, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m (Hong Kong time), at 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the proposal to authorize each of the members of the special committee of the board of directors of the Company and the chief financial officer to do all things necessary to give effect to the Merger Agreement.

On July 5, 2013, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of July 5, 2013, pursuant to which the Merger became effective on July 5, 2013. As a result of the Merger, the Company will continue its operations as a wholly owned subsidiary of Parent.

At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive $4.60 and each ADS was cancelled in exchange for the right to receive $13.80 (with the $0.05 per ADS cancellation fee payable by the surviving corporation pursuant to the Merger Agreement), in each case, in cash, without interest and net of any applicable withholding taxes, except for certain Shares (including Shares represented by ADSs) beneficially owned by the Filing Persons and certain other existing shareholders who have rolled over some or all of their stake in the Company and Shares reserved for issuance and allocation pursuant to the Company’s share incentive plan (collectively, the "Excluded Shares").

At the effective time of the Merger, (i) each vested option to purchase Shares and (ii) each unvested option to purchase Shares that will vest within one year after the effective time, in each case, granted pursuant to the Company’s 2007 Employee Share Incentive Plan (and all amendments and modifications thereto) was cancelled and converted into the right to receive from the surviving corporation or one of its subsidiaries, as soon as practicable (and in any event no more than five business days) after the effective time, a cash amount equal to the product of (i) the amount by which US$4.60 exceeds the exercise price per Share of such option and (ii) the number of Shares underlying such option, without interest and net of any applicable withholding taxes. If the exercise price per Share of any such option was equal to or greater than US$4.60, such option was cancelled without any payment therefor. Each unvested option to purchase Shares that will not vest within one year after the effective time granted pursuant to the Company’s 2007 Employee Share Incentive Plan (and all amendments and modifications thereto) was cancelled and, as soon as practicable (and in any event no more than five business days) after the effective time, converted into an option to purchase the same number of ordinary shares of Holdco as the number of Shares underlying such option with the same vesting schedule, exercise price and other key terms as those of such option. Within one month after the vesting of such option, the holder of such option may elect to receive a cash settlement as soon as practicable, without interest and net of any applicable withholding taxes, from Holdco, or at the direction of Holdco, any affiliate of Holdco, in an amount equal to the product of (i) the amount by which US$4.60 exceeds the exercise price per Share of such option and (ii) the number of ordinary shares of Holdco underlying such option.

As a result of the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including The New York Stock Exchange. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

ITEM 16.	Exhibits

(a)-(1) **	Proxy Statement of the Company dated May 31, 2013 (the "Proxy Statement").

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated February 28, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 28, 2013.

(b)-(1)	Debt Commitment Letter, dated February 8, 2013, by and among Merger Sub, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura International (Hong Kong) Limited, Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., as mandated lead arrangers, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura Special Investments Singapore Pte. Ltd., Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., Offshore Banking Branch, as underwriters, Taipei Fubon Commercial Bank Co., Ltd. as agent and Cathay United Bank as security agent, incorporated herein by reference to Exhibit 3 to Schedule 13D filed with the SEC on March 4, 2013.

(c)-(1)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated February 28, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated February 28, 2013.

†	Previously filed on March 29, 2013.

**	Previously filed on May 31, 2013.

5

(d)-(1)	Agreement and Plan of Merger dated as February 28, 2013, by and among the Company, Holdco, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Equity Commitment Letter, dated February 28, 2013, by Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 "A" LP, Actis Emerging Markets 3 "C" LP, Actis China 3 LP, Actis China 3 "A" LP and Actis China 3 "S" LP in favor of Keystone Lodging Holdings Limited, incorporated herein by reference to Exhibit 4 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(3)	Equity Commitment Letter, dated February 28, 2013, by Boquan He in favor of Keystone Lodging Holdings Limited, incorporated herein by reference to Exhibit 5 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(4)†	Equity Commitment Letter, dated February 28, 2013, by Carlyle Asia Partners III, L.P. in favor of Keystone Lodging Holdings Limited.

(d)-(5)†	Equity Commitment Letter, dated February 28, 2013, by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. in favor of Keystone Lodging Holdings Limited.

(d)-(6)	Support Agreement, dated February 28, 2013, by and among Holdco, Parent, Nanyan Zheng, Fortune News International Limited, Prototal Enterprises Limited, Happy Travel Limited, Chien Lee, Smartech Resources Limited and Minjian Shi, incorporated herein by reference to Exhibit 6 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(7)	Interim Investors Agreement, dated February 28, 2013, by and among Happy Travel Limited, Keystone Asia Holdings Limited, SCC Growth 2010-Peak Holdco, Ltd., Nanyan Zheng, Fortune News International Limited, Boquan He, Prototal Enterprises Limited, Chien Lee, Smartech Resources Limited, Minjian Shi, Holdco, Parent and Merger Sub, incorporated herein by reference to Exhibit 7 to Schedule 13D filed with the SEC on March 4, 2013. Exhibit A to the Interim Investors Agreement was filed as Exhibit (d)-(7) to the Amendment No.2 to the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC on May 15, 2013.

(d)-(8)	Limited Guaranty, dated February 28, 2013, from Boquan He in favor of the Company, incorporated herein by reference to Exhibit 8 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(9)	Limited Guaranty, dated February 28, 2013, from Nanyan Zheng in favor of the Company, incorporated herein by reference to Exhibit 9 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(10)	Limited Guaranty, dated February 28, 2013, from each of Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 "A" LP, Actis Emerging Markets 3 "C" LP, Actis China 3 LP, Actis China 3 "A" LP and Actis China 3 "S" LP in favor of the Company, incorporated herein by reference to Exhibit 10 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(11)†	Limited Guaranty, dated February 28, 2013, from Carlyle Asia Partners III, L.P. in favor of the Company.

(d)-(12)†	Limited Guaranty, dated February 28, 2013, from each of Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. in favor of the Company.

(d)-(13)*	Assignment and Assumption Agreement, dated April 29, 2013, by and between Boquan He and Jaguar Investment Pte Ltd.

(d)-(14)*	Amended and Restated Interim Investors Agreement, dated April 29, 2013, by and among Jaguar Investment Pte Ltd., Happy Travel Limited, Keystone Asia Holdings Limited, SCC Growth 2010-Peak Holdco, Ltd., Nanyan Zheng, Fortune News International Limited, Boquan He, Prototal Enterprises Limited, Chien Lee, Smartech Resources Limited, Minjian Shi, Holdco, Parent and Merger Sub.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled "Dissenters’ Rights" in the Proxy Statement.

(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed on March 29, 2013.

*	Previously filed on May 15, 2013.

6

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2013

7 Days Group Holdings Limited

By:	/s/ Haibing Wu
	Name:	Haibing Wu
	Title:	Chief Financial Officer

Keystone Lodging Holdings Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Keystone Lodging Company Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Keystone Lodging Acquisition Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Boquan He

By:	/s/ Boquan He
	Name:	Boquan He

Nanyan Zheng

By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng

Prototal Enterprises Limited

By:	/s/ Boquan He
	Name:	Boquan He
	Title:	Director

Fortune News International Limited

By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng
	Title:	Director

Keystone Asia Holdings Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Carlyle Asia Partners III, L.P.

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

SCC Growth 2010-Peak Holdco, Ltd.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Partners Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Principals Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Happy Travel Limited

By:	/s/ R S K Hazareesing
	Name:	R S K Hazareesing
	Title:	Director

Actis LLP

By:	/s/ Paul Owers
	Name:	Paul Owers
	Title:	Partner

Meng Ann Lim

By:	/s/ Meng Ann Lim
	Name:	Meng Ann Lim

EXHIBIT INDEX

(a)-(1)**	Proxy Statement of the Company dated May 31, 2013 (the "Proxy Statement").

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated February 28, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 28, 2013.

(b)-(1)	Debt Commitment Letter, dated February 8, 2013, by and among Merger Sub, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura International (Hong Kong) Limited, Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., as mandated lead arrangers, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura Special Investments Singapore Pte. Ltd., Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., Offshore Banking Branch, as underwriters, Taipei Fubon Commercial Bank Co., Ltd. as agent and Cathay United Bank as security agent, incorporated herein by reference to Exhibit 3 to Schedule 13D filed with the SEC on March 4, 2013.

(c)-(1)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated February 28, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated February 28, 2013.

(d)-(1)	Agreement and Plan of Merger dated as February 28, 2013, by and among the Company, Holdco, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Equity Commitment Letter, dated February 28, 2013, by Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 "A" LP, Actis Emerging Markets 3 "C" LP, Actis China 3 LP, Actis China 3 "A" LP and Actis China 3 "S" LP in favor of Keystone Lodging Holdings Limited, incorporated herein by reference to Exhibit 4 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(3)	Equity Commitment Letter, dated February 28, 2013, by Boquan He in favor of Keystone Lodging Holdings Limited, incorporated herein by reference to Exhibit 5 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(4)†	Equity Commitment Letter, dated February 28, 2013, by Carlyle Asia Partners III, L.P. in favor of Keystone Lodging Holdings Limited.

(d)-(5)†	Equity Commitment Letter, dated February 28, 2013, by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. in favor of Keystone Lodging Holdings Limited.

(d)-(6)	Support Agreement, dated February 28, 2013, by and among Holdco, Parent, Nanyan Zheng, Fortune News International Limited, Prototal Enterprises Limited, Happy Travel Limited, Chien Lee, Smartech Resources Limited and Minjian Shi, incorporated herein by reference to Exhibit 6 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(7)	Interim Investors Agreement, dated February 28, 2013, by and among Happy Travel Limited, Keystone Asia Holdings Limited, SCC Growth 2010-Peak Holdco, Ltd., Nanyan Zheng, Fortune News International Limited, Boquan He, Prototal Enterprises Limited, Chien Lee, Smartech Resources Limited, Minjian Shi, Holdco, Parent and Merger Sub, incorporated herein by reference to Exhibit 7 to Schedule 13D filed with the SEC on March 4, 2013. Exhibit A to the Interim Investors Agreement was filed as Exhibit (d)-(7) to the Amendment No.2 to the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC on May 15, 2013.

(d)-(8)	Limited Guaranty, dated February 28, 2013, from Boquan He in favor of the Company, incorporated herein by reference to Exhibit 8 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(9)	Limited Guaranty, dated February 28, 2013, from Nanyan Zheng in favor of the Company, incorporated herein by reference to Exhibit 9 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(10)	Limited Guaranty, dated February 28, 2013, from each of Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 "A" LP, Actis Emerging Markets 3 "C" LP, Actis China 3 LP, Actis China 3 "A" LP and Actis China 3 "S" LP in favor of the Company, incorporated herein by reference to Exhibit 10 to Schedule 13D filed with the SEC on March 4, 2013.

(d)-(11)†	Limited Guaranty, dated February 28, 2013, from Carlyle Asia Partners III, L.P. in favor of the Company.

†	Previously filed on March 29, 2013.

**	Previously filed on May 31, 2013.

(d)-(12)†	Limited Guaranty, dated February 28, 2013, from each of Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. in favor of the Company.

(d)-(13)*	Assignment and Assumption Agreement, dated April 29, 2013, by and between Boquan He and Jaguar Investment Pte Ltd.

(d)-(14)*	Amended and Restated Interim Investors Agreement, dated April 29, 2013, by and among Jaguar Investment Pte Ltd., Happy Travel Limited, Keystone Asia Holdings Limited, SCC Growth 2010-Peak Holdco, Ltd., Nanyan Zheng, Fortune News International Limited, Boquan He, Prototal Enterprises Limited, Chien Lee, Smartech Resources Limited, Minjian Shi, Holdco, Parent and Merger Sub.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled "Dissenters’ Rights" in the Proxy Statement.

(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed on March 29, 2013.

*	Previously filed on May 15, 2013.